UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

E2open Parent Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29788T103

(CUSIP Number)

Jason Norman Lee

Managing Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T103	Page 2 of 21

1	Names of Reporting Persons: Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds: WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power: 29,248,151 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,248,151 (1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 29,248,151 (1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 9.8%(2)
14	Type of Reporting Person: HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 299,043,813 shares of Class A Common Stock (as defined below), which is the number of shares of Class A Common Stock of the Issuer reported by the Issuer as outstanding as of September 1, 2021.

CUSIP NO. 29788T103	Page 3 of 21

1	Names of Reporting Persons: Temasek Capital (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds: AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power: 29,248,151 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,248,151 (1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 29,248,151 (1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 9.8%(2)
14	Type of Reporting Person: HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)	Based on 299,043,813 shares of Class A Common Stock, which is the number of shares of Class A Common Stock of the Issuer reported by the Issuer as outstanding as of September 1, 2021.

CUSIP NO. 29788T103	Page 4 of 21

1	Names of Reporting Persons: Seletar Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds: AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power: 29,248,151 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,248,151 (1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 29,248,151 (1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 9.8%(2)
14	Type of Reporting Person: HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)	Based on 299,043,813 shares of Class A Common Stock, which is the number of shares of Class A Common Stock of the Issuer reported by the Issuer as outstanding as of September 1, 2021.

CUSIP NO. 29788T103	Page 5 of 21

1	Names of Reporting Persons: Aranda Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds: AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power: 29,248,151 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,248,151 (1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 29,248,151 (1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 9.8%(2)
14	Type of Reporting Person: HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)	Based on 299,043,813 shares of Class A Common Stock, which is the number of shares of Class A Common Stock of the Issuer reported by the Issuer as outstanding as of September 1, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759

Item 2. Identity and Background

(a)-(c), (f) This Schedule 13D is being jointly filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Temasek Holdings (Private) Limited (“Temasek”), a company incorporated under the laws of the Republic of Singapore;

(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a company incorporated under the laws of the Republic of Singapore;

CUSIP NO. 29788T103	Page 6 of 21

(iii)	Seletar Investments Pte. Ltd. (“Seletar Investments”), a company incorporated under the laws of the Republic of Singapore; and

(iv)

Aranda Investments Pte. Ltd. (“Aranda Investments”), a company incorporated under the laws of the Republic of Singapore (the entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

The principal business address and principal office address of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

The principal business of each of the Reporting Persons is investment holding.

The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedules A hereto and are incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by Aranda Investments to acquire the securities held by them directly as described herein were obtained from working capital provided by Temasek, which has primary sources of funds including divestment proceeds, dividends and distributions received from its portfolio, supplemented by its Temasek bonds and euro-commercial paper.

Item 4.	Purpose of Transaction

Acquisitions of Securities

Prior to the Transaction (as defined below), Temasek acquired approximately 40 percent of the equity interests of BluJay TopCo Limited, a private limited liability company registered in England and Wales (“BluJay”). As disclosed in greater detail in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2021, the Issuer entered into (a) a Share Purchase Deed (the “Purchase Agreement”) by and among the Issuer, BluJay, and the sellers party thereto (the “BluJay Sellers”), (b) a Management Warranty Deed by and among the Issuer and the warrantors party thereto and (c) a Tax Deed by and among Issuer and the warrantors party thereto. The Purchase Agreement, provided for the acquisition by Issuer of all of the outstanding equity interests of BluJay and for BluJay becoming an indirect subsidiary of the Issuer (the “Transaction”). In connection with the consummation of the Transaction, the Issuer issued 72,383,299 shares of Class A Common Stock of the Issuer to the BluJay Sellers.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, attached hereto as Exhibit 99.2, and incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes.

CUSIP NO. 29788T103	Page 7 of 21

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, financial condition, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the preceding paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Appointment of Director

Pursuant to the Investor Rights Agreement (as defined below), Martin Fichtner has been appointed to the board of directors of the Issuer as the nominee of the Temasek Representative (as defined in the Investor Rights Agreement).

Item 5.	Interest in Securities of the Issuer

(a)-(b) The Issuer disclosed in its Current Report on Form 8-K filed with the SEC on September 3, 2021 that, following the consummation of the Transaction, a total of 299,043,813 shares of Class A Common Stock of the Issuer were outstanding as of September 1, 2021. Of this amount, 29,248,151 shares were held by Aranda Investments, or approximately 9.8 percent of the Issuer’s total outstanding Class A Common Stock. Aranda Investments is a direct wholly-owned subsidiary of Seletar Investments. Seletar Investments is a direct wholly-owned subsidiary of Temasek Capital, which in turn is a direct wholly-owned subsidiary of Temasek. Seletar Investments, Temasek Capital and Temasek may therefore be deemed to have or share beneficial ownership of the securities held by Aranda Investments.

The percentage of beneficial ownership of each Reporting Person was calculated by dividing (i) the shares of Class A Common Stock beneficially owned by such Reporting Person by (ii) the total number of shares of Class A Common Stock Reported by the Issuer in its Current Report on Form 8-K, as filed with the SEC on September 3, 2021, as outstanding as of September 1, 2021.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Class A Common Stock during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in any shares of Class A Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Investor Rights Agreement

Concurrently with the completion of the Transaction, on September 1, 2021, Aranda Investments entered into the Amended and Restated Investor Rights Agreement, the form of which is attached hereto as Exhibit 99.5, between and among the Issuer, Aranda Investments and the other parties thereto (the “Investor Rights Agreement”). The Investor Rights Agreement includes, among other things, the following provisions:

CUSIP NO. 29788T103	Page 8 of 21

Director Appointment

For so long as the Temasek Equityholder (as defined in the Investor Rights Agreement) and its Permitted Transferees (as defined in the Investor Rights Agreement) beneficially own Economic Interests (as defined in the Investor Rights Agreement) in the Issuer representing at least 7.5 percent of the outstanding shares of Class A Common Stock and Class V common stock of the Issuer, the Issuer will take all necessary action to include in its slate of nominees recommended by the Board one individual designated by the Temasek Representative (as defined in the Investor Rights Agreement) (the “Temasek Director”). If the Temasek Director is removed because the Temasek Equityholder ceases to beneficially own Economic Interests representing at least 7.5 percent of the outstanding shares of Class A Common Stock and Class V common stock of the Issuer, the Temasek Representative shall no longer be entitled to designate a Temasek Director and the Temasek Equityholder and its Permitted Transferees will not subsequently become entitled to designate a Temasek Director as a result of their acquisition of beneficial ownership of additional Economic Interests in the Issuer.

Voting

For the duration of the Standstill Period (as defined below), the parties to the Investor Rights Agreement agreed to vote all of their respective shares of Equity Securities (as defined in the Investor Rights Agreement) and Class V common stock of the Issuer, as applicable, in favor of the nominees recommended by the Board.

Standstill

The parties to the Investor Rights Agreement further agreed that until the date that is the later of (a) February 4, 2022 and (b) the date of the Issuer’s 2022 annual meeting of stockholders (the “Standstill Period”), they will not (i) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Issuer in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board or its nominating committee or in opposition of any individual nominated by the Issuer pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board (or its nominating committee), other than by making a non-public proposal or request to the Board or its nominating committee in a manner which would not require the Board or the Issuer to make any public disclosure, (iii) take certain actions contrary to the governance structure of the Issuer, other than by making a non-public proposal or request to the Board or its nominating committee in a manner which would not require the Board or the Issuer to make any public disclosure, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Issuer, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.

Lock-Up

The parties to the Investor Rights Agreement further agreed not to transfer any Lock-Up Shares (as defined in the Investor Rights Agreement), between the Completion Date (as defined in the Investor Rights Agreement) and the date that is six months after such date, subject to certain customary exceptions.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, attached hereto as Exhibit 99.5, and incorporated herein by reference.

CUSIP NO. 29788T103	Page 9 of 21

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1*	Joint Filing Agreement by and among the Reporting Persons

99.2	Share Purchase Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc., BluJay TopCo Limited and the other parties thereto (incorporated by reference to Exhibit 2.1 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.3	Management Warranty Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto(incorporated by reference to Exhibit 2.2 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.4	Tax Warranty Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.3 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.5*	Form of Amended and Restated Investor Rights Agreement, dated as of September 1, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto

*	Filed herewith

CUSIP NO. 29788T103	Page 10 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 10, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name:	Jason Norman Lee
Title:	Authorized Signatory

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Director

SELETAR INVESTMENTS PTE. LTD.

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director

ARANDA INVESTMENTS PTE. LTD.

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director

CUSIP NO. 29788T103	Page 11 of 21

SCHEDULE A

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons.

The following is a list of the directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #11-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Robert Bruce Zoellick c/o 601 Thirteenth Street NW – Suite 830S, Washington, DC 20005 USA (Director, Temasek Holdings (Private) Limited)	Board Member, Twitter	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th—12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

CUSIP NO. 29788T103	Page 12 of 21

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Fu Chengyu c/o 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited)	Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited	Singaporean

CUSIP NO. 29788T103	Page 13 of 21

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited)	Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.)	Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & Chief Executive Officer, Temasek International Pte. Ltd.)	Executive Director & Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Joint Head, Enterprise Development Group; Head, Life Sciences, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

CUSIP NO. 29788T103	Page 14 of 21

MichaeI John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard,

Singapore 238891

(Head, Portfolio Strategy & Risk Group;

Head, Macro Strategy;

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian / British

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Mukul Chawla

101 California St., Suite 3700

San Francisco, CA 94111

United States of America

(Joint Head, Telecommunications, Media & Technology;

Joint Head, North America,

Temasek International (USA) LLC)

	Joint Head, Telecommunications, Media & Technology; Joint Head, North America, Temasek International (USA) LLC	American

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Nicolas Jean Debetencourt 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Credit Portfolio, Temasek International (USA) LLC)	Head, Credit Portfolio, Temasek International (USA) LLC	American / Belgian

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group; Head, Portfolio Development, Temasek International Pte. Ltd.)	Joint Head, Investment Group; Head, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Stephen Blair Howard 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Sustainability Officer, Temasek International Pte. Ltd.)	Chief Sustainability Officer, Temasek International Pte. Ltd.	British

CUSIP NO. 29788T103	Page 15 of 21

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, International Policy & Governance, Temasek International Pte. Ltd.)	Head, International Policy & Governance, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Strategist; Head, South East Asia, Temasek International Pte. Ltd.)	Chief Investment Strategist; Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Industrials, Business Services, Energy & Resources;

Head, Europe, Middle East & Africa,

Temasek International Pte. Ltd.)

	Head, Industrials, Business Services, Energy & Resources; Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.	German

Ravi Lambah

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Investment Group;

Head, Direct Investments;

Joint Head, Telecommunications, Media & Technology;

Head, India,

Temasek International Pte. Ltd.)

	Joint Head, Investment Group; Head, Direct Investments; Joint Head, Telecommunications, Media & Technology; Head, India, Temasek International Pte. Ltd.	Maltese

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer; Head, Singapore Projects, Temasek Holdings (Private) Limited)	Chief Financial Officer; Head, Singapore Projects, Temasek Holdings (Private) Limited	Singaporean

CUSIP NO. 29788T103	Page 16 of 21

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Vice Chairman, North America, Temasek International (USA) LLC)	Vice Chairman, North America, Temasek International (USA) LLC	American

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Deputy Chief Financial Officer, Temasek International Pte. Ltd.)	Deputy Chief Financial Officer, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Transportation & Logistics; Deputy Head, Portfolio Development, Temasek International Pte. Ltd.)	Head, Transportation & Logistics; Deputy Head, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Tham Min Yew Russell 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group; Joint Head, Strategic Development, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Joint Head, Strategic Development, Temasek International Pte. Ltd.	Singaporean

Alan Raymond Thompson 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Strategic Development, Temasek International Pte. Ltd.)	Joint Head, Strategic Development, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Head, Private Equity Fund Investments;

Head, Impact Investing;

Deputy Head, Europe, Middle East & Africa,

Temasek International (Europe) Limited)

	Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, Europe, Middle East & Africa, Temasek International (Europe) Limited	French

CUSIP NO. 29788T103	Page 17 of 21

John Joseph Vaske 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Americas; Head, Agribusiness, Temasek International (USA) LLC)	Head, Americas; Head, Agribusiness, Temasek International (USA) LLC	American

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group; Head, China, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group; Head, China, Temasek International Pte. Ltd.	American

Yeoh Keat Chuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Head, Enterprise Development Group; Deputy Head, Singapore Projects, Temasek International Pte. Ltd.)	Deputy Head, Enterprise Development Group; Deputy Head, Singapore Projects, Temasek International Pte. Ltd.	Singaporean

Michael Zeller 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC)	Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC	American / German

CUSIP NO. 29788T103	Page 18 of 21

The following is a list of the directors of Aranda Investments Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship

Git Oi Chee c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Finance Temasek International Pte. Ltd.	Singaporean

Han Sack Teng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services Temasek International Pte. Ltd.	Singaporean

Tabitha Sum Wei Ching c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Finance Temasek International Pte. Ltd.	Singaporean

CUSIP NO. 29788T103	Page 19 of 21

The following is a list of the directors of Seletar Investments Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship

Han Sack Teng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services Temasek International Pte. Ltd.	Singaporean

Tabitha Sum Wei Ching c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Finance Temasek International Pte. Ltd.	Singaporean

CUSIP NO. 29788T103	Page 20 of 21

The following is a list of the directors of Temasek Capital (Private) Limited:

Name, Business Address, Position	Present Principal Occupation	Citizenship

Leong Wai Leng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Chief Financial Officer Head, Singapore Projects Temasek Holdings (Private) Limited	Singaporean

Gregory Tan c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Deputy General Counsel Temasek International Pte. Ltd.	Singaporean

CUSIP NO. 29788T103	Page 21 of 21

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement by and among the Reporting Persons

99.2	Share Purchase Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc., BluJay TopCo Limited and the other parties thereto (incorporated by reference to Exhibit 2.1 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.3	Management Warranty Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.2 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.4	Tax Warranty Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.3 of E2open Parent Holdings, Inc.’s Form 8-K (File No. 001-39272), filed with the SEC on June 1, 2021).

99.5	Form of Investor Rights Agreement, dated as of September 1, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto